UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

64031N108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N108

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cedar Hill Capital Partners Onshore, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		2,419,011
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		2,419,011
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,011
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.37% based on 37,998,182 shares outstanding as of October 31, 2008.
12.	TYPE OF REPORTING PERSON*

PN

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cedar Hill Capital Partners Offshore, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		2,419,011
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		2,419,011
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,011
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.37% based on 37,998,182 shares outstanding as of October 31, 2008.
12.	TYPE OF REPORTING PERSON*

CO

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cedar Hill Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		2,419,011
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		2,419,011
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,011
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.37% based on 37,998,182 shares outstanding as of October 31, 2008.
12.	TYPE OF REPORTING PERSON*

OO

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cedar Hill Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		2,419,011
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		2,419,011
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,011
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.37% based on 37,998,182 shares outstanding as of October 31, 2008.
12.	TYPE OF REPORTING PERSON*

OO

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Charles Cascarilla
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		2,419,011
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		2,419,011
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,011
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.37% based on 37,998,182 shares outstanding as of October 31, 2008.
12.	TYPE OF REPORTING PERSON*

IN, HC

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Emil Woods
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		2,419,011
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		2,419,011
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,011
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.37% based on 37,998,182 shares outstanding as of October 31, 2008.
12.	TYPE OF REPORTING PERSON*

IN, HC

Item	1(a)	Name of Issuer:

Nelnet, Inc. (“Issuer”)

1(b)	Address of Issuer’s Principal Executive Offices:

121 South 13th Street, Suite 201
Lincoln, Nebraska 68508

Item	2(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are (the “Reporting Persons”):

•	Cedar Hill Capital Partners Onshore, LP, a Delaware limited partnership (“Onshore Fund”),

•	Cedar Hill Capital Partners Offshore, Ltd., a Cayman Islands exempt company (“Offshore Fund”),

•	Cedar Hill Fund Management, LLC , a Delaware limited liability company (“General Partner”),

•	Cedar Hill Capital Partners, LLC, a Delaware limited liability company (“Investment Manager”),

•	Charles Cascarilla, a United States citizen (“Mr. Cascarilla”) and

•	Emil Woods, a United States citizen (“Mr. Woods”).

The General Partner is the general partner of the Onshore Fund. The Investment Manager is the investment manager of the Onshore Fund and the Offshore Fund. The controlling persons of each of the General Partner and the Investment Manager are Mr. Cascarilla and Mr. Woods.

2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for each of the Onshore Fund, the General Partner, the Investment Manager, Mr. Cascarilla and Mr. Woods is 445 Park Avenue, 5th Floor, New York, New York 10022.

The principal business address of the Offshore Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman Cayman Islands, B.W.I.

2(c)	Citizenship:

The Onshore Fund is a Delaware limited partnership.

The Offshore Fund is a Cayman Islands exempt company.

Each of the General Partner and the Investment Manager is a Delaware limited liability company.

Each of Mr. Cascarilla and Mr. Woods is a citizen of the United States.

2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 (the “Common Stock”)

2(e)	CUSIP Number:

64031N108

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4	Ownership

4(a)	Amount beneficially owned:

(a)  The Onshore Fund may be deemed to be the beneficial owner of 2,419,011 shares of Common Stock.  This includes 1,078,001 shares of Common Stock held for the account of the Onshore Fund.

(b)  The Offshore Fund may be deemed to be the beneficial owner of 2,419,011 shares of Common Stock.  This includes 1,341,010 shares of Common Stock held for the Account of the Offshore Fund.

(c)  The General Partner may be deemed to be the beneficial owner of 2,419,011 shares of Common Stock.  This includes, in particular, the shares of Common Stock held for the account of the Onshore Fund.

(d)  The Investment Manager may be deemed to be the beneficial owner of 2,419,011 shares of Common Stock.  This includes, in particular, the shares of Common Stock held for the accounts of the Onshore Fund and the Offshore Fund.

(e)  Mr. Cascarilla and Mr. Woods are each deemed to be the beneficial owners of 2,419,011 shares of Common Stock.

4(b)	Percent of Class:

Each of the Onshore Fund, the Offshore Fund, the General Partner, the Investment Manager, Mr. Cascarilla and Mr. Woods are each deemed to beneficially own 2,419,011 shares of Common Stock representing 6.37% of the outstanding Common Stock (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 37,998,182 shares outstanding as of October 31, 2008).  This amount consists of: (a) 1,078,001 shares held for the account of the Onshore Fund, representing approximately 2.84% of the outstanding Common Stock; and (b) 1,341,010 shares held for the account of the Offshore Fund, representing approximately 3.53% of the outstanding Common Stock.

4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Onshore Fund, Offshore Fund, General Partner, Investment Manager, Mr. Cascarilla and Mr. Woods have the shared power to vote or direct the vote of 2,419,011 Shares.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Onshore Fund, Offshore Fund, General Partner, Investment Manager, Mr. Cascarilla and Mr. Woods have the shared power to dispose or direct the disposition of 2,419,011 Shares.

Item 5	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of more than Five Percent on behalf of another person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Exhibit B attached hereto.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 17, 2009

CEDAR HILL CAPITAL PARTNERS ONSHORE, LP

By:	Cedar Hill Fund Management, LLC
As General Partner

By:	/s/ Emil Woods
Emil Woods, Managing Member

CEDAR HILL CAPITAL PARTNERS OFFSHORE, LTD.

By:	/s/ Emil Woods
Emil Woods, Director

CEDAR HILL FUND MANAGEMENT, LLC

By:	/s/ Emil Woods
Emil Woods, Managing Member

CEDAR HILL CAPITAL PARTNERS, LLC

By:	/s/ Emil Woods
Emil Woods, Managing Member

CHARLES CASCARILLA

/s/ Charles Cascarilla
Charles Cascarilla

EMIL WOODS

/s/ Emil Woods
Emil Woods

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Nelnet, Inc. dated as of February 17, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 17, 2009

CEDAR HILL CAPITAL PARTNERS ONSHORE, LP

By:	Cedar Hill Fund Management, LLC
As General Partner

By:	/s/ Emil Woods
Emil Woods, Managing Member

CEDAR HILL CAPITAL PARTNERS OFFSHORE, LTD.

By:	/s/ Emil Woods
Emil Woods, Director

CEDAR HILL FUND MANAGEMENT, LLC

By:	/s/ Emil Woods
Emil Woods, Managing Member

CEDAR HILL CAPITAL PARTNERS, LLC

By:	/s/ Emil Woods
Emil Woods, Managing Member

CHARLES CASCARILLA

/s/ Charles Cascarilla
Charles Cascarilla

EMIL WOODS

/s/ Emil Woods
Emil Woods

EXHIBIT B
IDENTIFICATION OF MEMBERS OF THE GROUP

Cedar Hill Capital Partners Onshore, LP

Cedar Hill Capital Partners Offshore, Ltd.

Cedar Hill Fund Management, LLC

Cedar Hill Capital Partners, LLC

Charles Cascarilla

Emil Woods